Mail Stop 4561
Via Fax (952) 829-2743

May 7, 2008

Philip D. Ankeny
Chief Financial Officer
Surmodics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344

      Re: Surmodics, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2007
              Filed on December 14, 2007
              File no. 000-23837

Dear Mr. Ankeny:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                             Sincerely,

                             Kathleen Collins
                             Accounting Branch Chief